Investment Office	(916) 795-3400 phone	(916) 796-2842 fax	www.calpers.ca.gov

July 28, 2008

Contact Name:

Firm:

Address 1:

Address 2:

Dear [name]:

The Annual Meeting of La-Z-Boy Incorporated will be held on Wednesday, August 20, 2008. I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS). CalPERS is the largest public pension system in the U.S. with approximately $ 248 billion in assets. We manage retirement benefits and health insurance on behalf of approximately 1.5 million participants.

CalPERS is a significant long-term shareowner of La-Z-Boy Incorporated (LZB) owning approximately 262,000 shares. We are writing to call your attention to the Annual Meeting of Shareowners to be held on August 20, 2008 and an important proposal to amend the company’s bylaws to eliminate the present “classified board” structure, and thus give shareowners the right to elect all directors each year. CalPERS urges La-Z-Boy shareowners to vote “FOR” Proposal 5.

LA-Z-BOY’S ABYSMAL LONG-TERM UNDERPERFORMANCE

La-Z-Boy was named to CalPERS’ 2008 Focus List due to poor stock performance and a sub-par governance structure. The table below clearly demonstrates La-Z-Boy’s long-term underperformance over the 1, 3, 5 and 10 year periods ending June 30, 2008:

Time Period Ending 6/30/2008	La-Z-Boy Inc (LZB)	Russell 3000	Relative to Russell 3000 Index	Household Furnishings Russell Industry Peer Index	Relative to Peer Index
10 years	-47.84%	41.24%	-89.08%	N/A	N/A
5 years	-59.94%	49.50%	-109.44%	-27.80%	-32.1%
3 years	-41.48%	14.86%	-56.34%	-32.65%	-8.83%
1 year	-30.45%	-12.69%	-17.77%	-39.15%	8.70%

*Household Furnishings Russell Industry Peer Index not available for 10 year returns

CalPERS Public Employees’ Retirement System Shareowner Alert

IMPROVED GOVERNANCE PRACTICES LEAD TO IMPROVED FINANCIAL PERFORMANCE

As a long-term shareowner, CalPERS is very concerned with the company’s accountability to its shareowners and its commitment to good corporate governance. We believe such accountability as evidenced by governance practices is closely related to financial performance.

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Harvard Professor Lucian Bebchuk and associates published a study in September 2004[1] which found that companies with staggered boards, poison pills, supermajority voting requirements and golden parachutes deliver less shareholder value than those companies that do not have such measures in place. At this time, La-Z-Boy currently employs five of the six entrenchment provisions.

YOU CAN HELP – VOTE FOR PROPOSAL #5

•	Send a powerful message by voting FOR proposal # 5 on La-Z-Boy’s proxy card
•	Approval of this proposal requires an affirmative vote of at least two-thirds of shares outstanding
•	For this reason, we ask you to ensure that every account, no matter how many or how few shares, is voted FOR this proposal.
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Furthermore, we ask our fellow investors – as we will – to publicize their vote when they cast it. We believe this will further unite and encourage investors to both support – and benefit from – this campaign.

Do not be misled. If you are a large holder and find yourself under pressure from La-Z-Boy management to vote against our proposal, ask yourself why defeating this initiative – which is intended to improve board accountability, shareowner rights, and shareowner value – is so important to them.

Please refer to the company’s proxy statement for more information. If you have any questions or need assistance in voting your shares, call BNY Mellon Shareowner Services, who is assisting us with this effort, at 201-680-5235.

Sincerely,

Eric Baggesen

Senior Investment Officer, Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy-voting agent in the envelope that was provided to you.

1 Lucian Bebchuk, Alma Cohen & Allen Ferrell, “What Matters in Corporate Governance?” Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

CalPERS Public Employees’ Retirement System Shareowner Alert